                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No.  )*

                         HOMECOM COMMUNICATIONS, INC.
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                        (Title of Class of Securities)

                                 43738N 10 8
                                (CUSIP Number)

                             Michael G. Jesselson
                                  Suite 4101
                         1301 Avenue of the Americas
                              New York, NY 10019
                                 212-459-9517
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 7, 1997
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 9 Pages)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP No. 43738N 10 8                       13D                Page 2 of 9 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
  NUMBER OF                200,000
   SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                90,000
     EACH
   REPORTING      9.       SOLE DISPOSITIVE POWER
 PERSON WITH               200,000

                  10.      SHARED DISPOSITIVE POWER
                           90,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           200,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.8%

14.      TYPE OF REPORTING PERSON*
         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Schedule 13D

CUSIP No. 43738N 10 8                   13D                   Page 3 of 9 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Erica Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
  NUMBER OF                -0-
   SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                90,000
     EACH
   REPORTING      9.       SOLE DISPOSITIVE POWER
 PERSON WITH               -0-

                  10.      SHARED DISPOSITIVE POWER
                           90,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           90,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.0%

14.      TYPE OF REPORTING PERSON*
         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 4 of 9 Pages

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $.0001 per share (the "Common Stock"), of Homecom Communications, Inc. (the "Company"). The address of the principal executive office of the Company is 3535 Piedmont Road, Suite 100, Building 14, Atlanta, GA 30305.

Item 2.  Identity and Background.

         (a) This statement is filed on behalf of Michael G. Jesselson ("M. Jesselson") and Erica Jesselson ("E. Jesselson")(together, the "Reporting Persons").

         (b) M. Jesselson's business address is Suite 4101, 1301 Avenue of the Americas, New York, NY 10019. E. Jesselson resides at 4485 Fieldston Road, Riverdale, New York 10471.

         (c) M. Jesselson's present principal occupation is an investor. Mr. Jesselson is employed by Jesselson Capital Corp., Suite 4101, 1301 Avenue of the Americas, New York, NY 10019. E. Jesselson is a housewife and investor.

         (d) Tthe Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f) The Reporting Persons are both citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         M. Jesselson acquired 200,000 shares of the Common Stock of the Company for an aggregate purchase price of $1,212,500. E. Jesselson acquired 90,000 shares of Common Stock for an aggregate purchase price of $450,000. All these shares were purchased using personal funds.


Item 4.  Purpose of Transaction.

         The Reporting Persons made the acquisitions reported herein for the purposes of investment. The Reporting Persons may acquire additional securities or dispose of securities of the Company at any time and from time to time in the open market or otherwise. The Reporting Persons disclaim that as a result of any transactions entered into they are or constitute a "group" with such persons within the meaning of Section 13(d)(3) of the Act, and Rule 13d-5 promulgated thereunder.


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                                                             Page 5 of 9 Pages

         The Reporting Persons have no plans with respect to their shares which are referred to in Items 4(a)-4(j)of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) M. Jesselson beneficially owns 200,000 shares of Common Stock.
This constitutes approximately 6.8% of the 2,956,396 shares outstanding in the most recently available filing by the Company with the Commission. E. Jesselson beneficially owns 90,000 shares of the Companys Common Stock. This constitutes approximately 3.0% of the total outstanding. The Reporting Persons together beneficially own 290,000 shares, constituting approximately 9.8% of the total outstanding.

         (b) M. Jesselson has the sole power to vote and dispose of all 200,000 shares of Common Stock beneficially owned by him. E. Jesselson and M. Jesselson have shared power to vote and dispose of all 90,000 shares of Common Stock beneficially owned by E. Jesselson. M. Jesselson's shared power to vote and dispose of E. Jesselson's shares arises pursuant to a power of attorney granted by E. Jesselson to M. Jesselson. See Exhibit 1 incorporated herein by reference.

         (c) The following purchase transactions were effected by M. Jesselson during the past sixty days:

Date      Transaction Type             Amount       Price per Share
----      ----------------             ------       ---------------

5/7/97    Open market purchase        150,000          $6.00
7/2/97    Open market purchase         50,000          $6.25

         (d)      Not Applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         E. Jesselson has granted a power of attorney to M. Jesselson with respect to her shares of Common Stock.


Item 7. Material to be Filed as Exhibits.

         1. Power of Attorney from E. Jesselson to M. Jesselson dated February 24, 1994.

                                                              Page 6 of 9 Pages


                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 1997


                                             /s/
                                            --------------------------------
                                            Michael G. Jesselson



                                             /s/
                                            --------------------------------
                                            Erica Jesselson

                                                              Page 7 of 9 Pages




                                  EXHIBIT 1

                                                              Page 8 of 9 Pages

         NOTICE: The powers granted by this document are broad and sweeping. They are defined in New York Genenal Obligations Law, Article 5, Title 15, sections 5-1502A through 5-1503. which expressly permits the use of any other or different form of power of attorney by the parties concerned.

         Know Everyone by These Presents, which are intended to constitute a GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

That I, ERICA JESSELSON, of 4485 Fieldston Road, Riverdale, NY,


do hereby appoint MICHAEL G. JESSELSON, of 1301 Avenue of the Americas, New York, NY,





my attorney-in-fact TO ACT
         If more than one agent is designated and the Principal wishes each agent alone to be able to exercise the power conferred, insert in this blank the word "severally". Failure to make any insertion or the insertion of the word jointly will require the agents to act jointly.

         In my name, place and stead in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is dfined in Title 15 of Article 5 of the New York General Obligations Law to the extent that I am permitted by law to act through an agent:

        [Strike out and initial in the opposite box any one or more of the subdivisions as to which the principal does NOT desire to give the agent authority. Such elimination of any one or more of subdivisions
        (A) to (L), inclusive, shall automatically constitute an elimination also of subdivision (M)]



      To strike out any subdivision the principal must draw a line through the text of that subdivision AND write his initials in the box opposite.

(A) real estate transactions;.........[...]      (H) claims and litigation; ............[...]

(B) chattel and goods transactions....[...]      (I) personal relationships and affairs;[...]

(C) bond, share and commodity transactions[...]  (J) benefits from military service.....[...]

(D) banking transactions;.............[...]      (K) records, reports and statements....[...]

(E) business operating transactions...[...]      (L) full and unqualified authority to my
                                                     attorney(s)-in-fact to delegate any or all
                                                     of the foregoing powers to any person or
                                                     persons whom my attorney(s)-in-fact shall
                                                     select.................[...]
(F) insurance transactions;...........[...]

(G) estate transactions...............[...];
                                (M)    all other matters...........[...]

                                                             Page 9 of 9 Pages

        This power of attorney shall not be affected by the subsequent disability or incompetence of the principol.

        To induce any third party to act hereunder, I hereby agree that any third party receiving a duly executed copy or facsimile of this instrument may act hereunder, and that revocation or termination hereof shall be ineffective as to such third party unless and until actual notice or knowledge of such revocation or termination shall have been received by such third party, and I for myself and for my heirs, executors, legal representatives and assigns, hereby agree to indemnify and hold harmless any such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument.

        IN WITNESS WHEREOF, I have hereunto signed my name and affixed my seal this 24th day of February, 1994.


                                          _____/s/______________________(Seal)
                                          ERICA JESSELSON

STATE OF NEW YORK      COUNTY OF NEW YORK                                 Ss.:

On the 24th day of   February    1994 before me personally came
- ---- - -------------- ERICA JESSELSON---------------------
to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and she acknowledged to me that she executed the same.


                                              ___/s/________________(Seal)
                                                      Notary Public